ROPES & GRAY LLP Prudential Tower, 800 Boylston Street Boston, MA 02199-3600 WWW.ROPESGRAY.COM

April 4, 2025

Lisa M. Henry

T +1 617 951 7780

lisa.henry@ropesgray.com

VIA EDGAR

Ms. Eileen Smiley

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Infrastructure Fund, LLC (the “Fund”)

(File Nos. 333-283670 and 811-24032)

Dear Ms. Smiley:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided by teleconference on March 10, 2025, relating to the amended registration statement of the Fund on Form N-2/A (the “Registration Statement”), filed with the Commission on February 18, 2025 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The changes to the Fund’s disclosure discussed below are reflected in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement (the “Revised Registration Statement”).

The Staff’s comments are restated below and each is followed by the Fund’s response. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

1.

Comment: We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Fund respectfully understands and acknowledges the Staff’s comment.

2.	Comment: Comments provided on disclosure to one section of the registration statement apply to similar disclosure throughout the registration statement.

Response: The Fund respectfully understands and acknowledges the Staff’s comment.

3.	Comment: We note a full financial review must be done once all financial information is included in a pre-effective amendment.

Response: The Fund respectfully understands and acknowledges the Staff’s comment.

4.

Comment: It appears from the Fund’s response to comments from the Staff received via email on January 6, 2025 (the “Prior Response Letter”) that the Fund will invest more than 15% of its net assets in private funds relying on the exemptions in Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 (“1940 Act”). Please note that funds that invest more than 15% of their net assets in such private funds should impose a minimal initial investment of a minimum of $25,000 and restrict sales to investors that at a minimum satisfy the accredited investor standard.

Response: As a follow up to a telephone conference held with Staff on March 21, 2025, the Fund will add the following disclosure under Summary of Terms – Investment Objective and Strategies and Investment Program:

The Fund limits its investments in private equity funds and hedge funds that rely on the exclusion from the definition of “investment company” in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (“Private Investment Companies”) to no more than 15% of the Fund’s total assets at the time of investment. In connection with the foregoing test, the Fund’s investments in Investment Funds that hold Infrastructure Assets are not considered Private Investment Companies. In addition, the Fund’s investments in Infrastructure Assets made through special purpose vehicles formed by a third-party manager to invest in a particular Infrastructure Asset are not considered Private Investment Companies.

5.

Comment: In response to comment 19 in the Prior Response Letter, the Fund confirmed that it does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities or in securities or other assets, other than entities that are wholly-owned subsidiaries. Because the Fund will invest through wholly-owned subsidiaries, the Registration Statement should include a representation that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities or in securities or other assets other than subsidiaries that are wholly-owned by the Fund.

Response: As noted in the Prior Response Letter, the Fund notes that it does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities or in securities or other assets, other than entities that are Wholly-Owned Subsidiaries. However, notwithstanding the above, the Fund believes that such disclosure would be confusing to shareholders and therefore respectfully declines to make the requested change.

6.

Comment: On page 6 under Investment Objective and Strategies, the disclosure states, “Under normal circumstances, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, directly or indirectly in Investment Funds and other vehicles primarily invested in Infrastructure Assets.” (the “80% Policy). Please add a cross reference to where the term “Investment Funds” is defined. Please also clarify that Investment Funds are vehicles that are not registered under the 1940 Act.

Response: In response to this comment, the Fund has moved the definition of Investment Fund so it appears directly after the definition of Infrastructure Assets. The Fund has added the requested disclosure.

7.

Comment: With respect to the 80% Policy, please consider clarifying what you mean by investing “directly or indirectly.” If this means that the Fund may invest directly in Infrastructure Assets, please revise the disclosure to make that clear.

Response: In response to this comment, the Fund will revise its 80% Policy as follows:

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, ~~directly or indirectly~~in Infrastructure Assets or in Investment Funds and other vehicles primarily invested directly or indirectly in Infrastructure Assets.

8.

Comment: With respect to the 80% Policy, if not disclosed elsewhere, please disclose in an appropriate place how the Fund defines “primarily invested.” The Staff may have additional comments once we receive your response.

Response: The Fund has added the following disclosure under Investment Program:

The Investment Funds are not registered as investment companies under the 1940 Act because they do not meet the definition of investment company under the 1940 Act or because they are relying on exclusions in Sections 3(c)(1), 3(c)(5), and/or 3(c)(7). “See “Investment Program—Infrastructure Investment Types” for additional information on the different types of Investment Funds. The Fund considers an Investment Fund to be primarily invested in Infrastructure Assets if it invests or seeks to invest at least 60% of its assets in Infrastructure Assets.

9.

Comment: On page 6 under Investment Objective and Strategies, the disclosure states, “The Fund considers ‘Infrastructure Assets’ to be investments in physical and organizational structures and facilities needed for the operation of a society or enterprise.” Given that the Fund’s name includes the term Infrastructure, please more clearly disclose how the Fund is defining “physical and organizational structures and facilities needed for the operation of a society or enterprise.”

Response: In response to this comment, the Fund has revised its definition of Infrastructure Assets as follows:

The Fund considers “Infrastructure Assets” to be investments in physical and organizational structures and facilities needed for the operation of a society ~~or enterprise~~and/or large scale commerce, ~~or~~ and the companies or projects involved in the development, maintenance, and operation of such facilities.

10.

Comment: On page 6 under Investment Objective and Strategies, the disclosure states, “The Fund considers ‘Infrastructure Assets’ to be … the companies or projects involved in the development, maintenance, and operation of such facilities.” Please revise this definition or otherwise supplementally explain how there is a meaningful nexus between such investments and the Fund’s name.

Response: The Fund respectfully submits that it considers companies and projects involved in the development, maintenance, and operation of the physical and organizational structures and facilities needed for the operation of a society and/or large scale commerce to themselves be Infrastructure Assets because such companies are providing the essential services and structures needed to support such facilities.

11.

Comment: On page 6 under Investment Objective and Strategies, we note that there is a reference to digital infrastructure. Please supplementally explain whether the Fund will invest in crypto assets or crypto asset related investments. The Staff may have additional comments once we receive your response.

Response: The Fund respectfully submits that it does not currently intend to invest directly in crypto assets; however, the Fund may invest in digital infrastructure assets that support crypto assets.

12.

Comment: On page 8 under Investment Objective and Strategies, the disclosure states, “The Fund intends to invest in derivatives (such as options, swaps, exchange-listed and over-the-counter put and call options, futures, and forward contracts) for hedging purposes.” Please confirm whether this is a permissive or mandatory investment strategy. If it is a permissive investment strategy, please revise the disclosure to make that clear.

Response: The Fund confirms that this is a permissive investment strategy and has revised its disclosure in response to this comment.

13.

Comment: On page 14 under Risk Factors, the disclosure states, “Fund Investors will have no right to receive information about the Fund’s investment in Private Infrastructure Investments or the Investment Fund Managers, and will have no recourse against the Private Infrastructure Investments or their Investment Fund Managers.” Please clarify this disclosure because Fund shareholders will have the right to some information that is provided through the Fund’s shareholder report.

Response: The requested change has been made.

14.

Comment: On page 14 under Risk Factors, there is a risk related to the Corporate Subsidiary. Please consider adding a specific cross-reference to where the Corporate Subsidiary is discussed in more detail in the back of the prospectus. Please also consider clarifying that this is one of two subsidiaries the Fund will use.

Response: The requested change has been made.

15.

Comment: On page 15 under Risk Factors, the disclosure states, “While such information is provided on a quarterly basis, the Fund will provide valuations, and will issue Units, on each Business Day.” Please clarify the disclosure to state that the Fund will fair value it’s investments on each Business Day.

Response: The requested change has been made.

16.

Comment: On page 15 under Risk Factors, the disclosure states, “Private Infrastructure Investments will not be registered as investment companies under the 1940 Act, and, therefore, the Fund’s investments in Private Infrastructure Investments will not benefit from the protections of the 1940 Act.” Please confirm if this should reference the Investment Funds instead of Private Infrastructure Investments.

Response: The Fund has revised the above-referenced disclosure to refer to Investment Funds.

17.

Comment: On page 15 under Risk Factors, the disclosure states, “Subject to the limitations and restrictions of the 1940 Act, the Fund may use derivative transactions, …” Please clarify here or in other place in the prospectus a more detailed discussion on the types of hedging strategies that may be used and what types of things might be hedged. Please also clarify if the Fund’s investments in derivatives are mandatory or permissive.

Response: The Fund has included additional disclosure on the Fund’s use of derivative transactions under Investment Program.

18.

Comment: On page 22 under Valuation, there is a reference to “private investment funds.” Please replace this term with “Investment Funds” if that is what the disclosure is intended to refer to and please use consistent terminology throughout the prospectus.

Response: The requested change has been made.

19.

Comment: On page 29 under The Fund and Structure, please consider moving the second paragraph on Investments Funds to the section on the Fund’s investment objectives and strategies as it could confuse the investors of this Fund regarding the kinds Investment Funds this Fund can invest in.

Response: The Fund has reviewed its disclosure and respectfully determined not to make any changes in response to this comment. The Fund believes that the disclosure provides a useful comparison to investors of Investments Funds and registered closed-end investments companies, such as the Fund.

20.

Comment: On page 30, the discussion of Secondary Investments refers to private investment funds. Please replace this term with “Investment Funds” if that is what the disclosure is intended to refer to and please use consistent terminology throughout the prospectus.

Response: The requested change has been made.

21.

Comment: On page 31, the disclosure states, “The Fund intends to invest in derivatives (such as options, swaps, exchange-listed and over-the-counter put and call options, futures, and forward contracts) for hedging purposes.” Please confirm whether this is a permissive or mandatory investment strategy. If it is a permissive investment strategy, please revise the disclosure to make that clear. Please also include a more detailed discussion on the types of hedging strategies that may be used and what types of things might be hedged.

Response: The requested change has been made.

22.

Comment: On page 79 under Mandatory Redemption by the Fund, we note the last bullet states, “The Fund may repurchase all or any portion of the Units of an Investor without consent or other action by the Investor or other person if the Fund determines that:… it would be in the interest of the Fund, as determined by the Board, for the Fund to repurchase the Units.” We also note that the response to Comment 53 of the Prior Response Letter referred to redemptions pursuant to Rule 23c-1 and Rule 23c-2. Please either revise the lead-in to the list of bullets to state that the redemptions will comply with Rules 23c-1 or 23c-2 or provide examples in the last bullet as to when a Fund may repurchase Units if it would be in the best interest of the Fund similar to what was included in the Prior Response Letter.

Response: In response to this comment, the Fund has added an example to the last bullet.

23.

Comment: In section 3.8 of the Fund’s Limited Liability Company Agreement, please add a provision clarifying explicitly that, notwithstanding anything to the contrary in the agreement modifying, restricting or eliminating duties or liabilities of trustees, officers, or the adviser, nothing in the governing documents shall apply to or in any way limit the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to such matters arising under the federal securities laws.

Response: The requested change has been made.

24.

Comment: With respect to section 8.11 – Confidentiality, please add disclosure of this provision in the registration statement. We do not think that attaching the Fund’s Limited Liability Company Agreement, which is a legal document, is a substitute to disclosure in plain English in the prospectus.

Response: The requested change has been made.

25.

Comment: We are reissuing comment 56 of the Prior Response Letter. With respect to the Fund’s concentration policy, the Fund and its Adviser cannot ignore investments in affiliated or unaffiliated investment companies when determining whether the Fund is in compliance with its concentration investment policy. Please add disclosure stating that the Fund will consider investments of private funds when determining compliance with its concentration investment policy.

Response: The Fund has added the following disclosure to its SAI in response to this comment:

For purposes of determining compliance with investment restriction (7) above related to concentration of investments, the Fund will consider the underlying holdings of the Investments Funds to the extent they are known or should have been known to the Fund at the time the investment was made when determining compliance with this investment restriction. In addition, for purposes of this investment restriction, (a) the Fund treats each of the following, without limitation, as part of the infrastructure industry: digital infrastructure, power and utilities, transportation and logistics, renewables and energy efficiency, social and other infrastructure, and other real assets that provide essential services to society; and (b) Investment Funds that invest primarily in infrastructure assets will be treated as investments in the infrastructure industry.

* * *

Please direct any questions you may have with respect to this filing to me at (617) 951-7780 or Gregory Davis at (415) 315-6327.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry